MOL Plc.
Finance

RECEIVED
2007 SEP 21 A 6:54

10th September, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07026843

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Krisztián Hercik
Investor Relations

PROCESSED
SEP 26 2007
THOMSON FINANCIAL

Enclosure

dlw 9/21

INVESTOR NEWS

10 September 2007

The Court of Registration has registered the capital increase of MOL

MOL Hungarian Oil and Gas Plc. hereby announces that on 10 September 2007 the Court of Registration registered the capital increase of MOL, which was decided by the Board of Directors at its meeting held on 5 September 2007. The share capital of the company increased from HUF 109,330,376,578 to HUF 109,675,502,578.

The capital increase was made as part of the convertible bond programme approved by the EGM held on 1 September 2003. The approved incentive scheme links a significant part of the compensation of the members of the Board of Directors and senior managers to the development of the price of MOL shares on the stock exchange. Within the framework of the programme, MOL issued a total of 1,200 convertible bonds with a par value of HUF 10 million each. Bond holders submitted 194 bonds for conversion, therefore 345,126 pieces "A" series, ordinary, dematerialized shares, each with a nominal value of HUF 1,000, with identical right, will be allocated to them.
The expected day of the listing of the shares is 17 September 2007.

This announcement complied with the disclosure requirement specified in the section (6) 22.§. of the capital market act.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

► MOL Plc.

INVESTOR NEWS

7 September 2007

Proposed mining royalty changes in Hungary are not expected to have material impact on MOL's profitability in the medium term

MOL Plc. hereby informs capital market participants that the proposed amendment of the Mining Act (as accepted by the Hungarian Government and put forward for parliamentary discussion) which intends to raise the generally applicable rate of hydrocarbon mining royalty from 12% to 30% and to modify the formula for the supplementary royalty (payable after production from natural gas fields put into production before 1998), while certainly not a positive development for the domestic hydrocarbon industry, will have only a limited impact on MOL, as such changes will be relevant only for those fields put into operation after December 2005. This is due to an agreement which was signed by the Hungarian Government and MOL based on the Mining Act in December 2005 with a 15 year duration. This agreement stipulates contractually the royalty rate and calculation on all fields put into production before end of 2005 and accordingly, MOL's royalty payment obligation until 2020 from such fields will be based on the royalty regulations, which were in place in the time of the aforementioned agreement. Therefore, the amended royalty rate and calculation will not have a material effect on the profitability of MOL's exploration and production business. This agreement also includes a clause which secures a right for both parties to terminate the agreement in case of a change of control in MOL.

MOL intends with other mining companies through industry associations to initiate negotiations on possible changes before passing the proposed bill in order to mitigate the longer-term impact of the proposed legislation, especially with a view to maintain a strong motivation for all interested oil and gas companies to explore for new hydrocarbon resources in the country and to secure stronger financial incentives for higher cost/higher risk exploration and development techniques.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END